SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
WEBMETHODS, INC.
(Name of Subject Company)
WEBMETHODS, INC.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
94768C108 (Common Stock)
(CUSIP Number of Class of Securities)
David Mitchell
President and Chief Executive Officer
webMethods, Inc.
3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030
(703) 460-2500
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With a Copy to:
Lawrence T. Yanowitch, Esq.
Charles W. Katz, Esq.
Morrison & Foerster, LLP
1650 Tysons Blvd., Suite 400
McLean, Virginia 22102
(703) 760-7700

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FREQUENTLY ASKED QUESTIONS:
WEBMETHODS, INC. STOCK OPTIONS AND
EMPLOYEE STOCK PURCHASE PLAN
     webMethods, Inc. (“webMethods” or the “Company”) has received many inquiries concerning how options to purchase webMethods stock and rights under the webMethods Employee Stock Purchase Plan (the “ESPP”) will be treated in connection with the proposed acquisition by Software AG. Although the Company intends to provide you more detailed information regarding these matters shortly, the Company hopes the following Frequently Asked Questions will address many of the most common inquiries the Company has received to date.
     As you know, the Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 4, 2007, with Software AG and Wizard Acquisition, Inc. (“Merger Sub”). Pursuant to the Merger Agreement, Software AG, through Merger Sub, will acquire webMethods by means of a tender offer for all issued and outstanding webMethods capital stock, followed by a merger of Merger Sub with and into webMethods (the “Merger”). The following FAQ is based on the applicable provisions of the Merger Agreement.
Stock Options

Q:	What will happen to my stock options prior to the effective time of the Merger?

A:	Until immediately prior to the effective time of the Merger, which the Company expects to occur before June 30, 2007 (subject to fulfillment of all applicable conditions to the tender offer and the Merger), all outstanding stock options will continue to vest in accordance with their original vesting schedule. Note that the Merger could occur well after June 30, 2007, depending upon the circumstances, including whether the tender offer is successful, whether the conditions to the offer and the Merger have been satisfied, and whether appropriate regulatory approvals have been obtained.

Q:	What will happen to my options at the effective time of the Merger?

A:	Immediately prior to the effective time of the Merger, all outstanding stock options with an exercise price lower than $9.15 (which is the price per share payable for each share of webMethods common stock in the Merger) will be accelerated in full and, at the effective time of the Merger, converted into the right to receive a cash payment per option share equal to the difference between $9.15 and the applicable option exercise price. Immediately prior to the effective time of the Merger, all outstanding stock options with an exercise price of $9.15 or higher will be accelerated in full and, at the effective time of the Merger, canceled and extinguished without any payment. Any cash payments in consideration of outstanding options will be less any and all applicable employment and income tax withholding obligations, and will be paid within 10 business days after the effective time of the Merger.

Q:	Are my options accelerated now?

No. Your options will only accelerate and vest in full immediately prior to the effective time of the Merger, assuming the Merger occurs and assuming you remain an employee at that time. Until then, your options will continue to vest in accordance with their current vesting schedule.

Q:	Will I be able to retain my stock options after the Merger is consummated?

A:	No. No options will remain outstanding after the Merger is consummated. At the effective time of the Merger, all outstanding stock options will automatically be canceled and will no longer represent a right to purchase capital stock of the Company.

Q:	What if my employment is terminated prior to the effective time of the Merger?

A:	If your employment is terminated either by you or webMethods prior to the effective time of the Merger, then as currently provided in your option agreement, your options will cease vesting on your termination date and you will forfeit your unvested options. As currently provided in your option agreement, you will then have 90 days from the date of termination of your employment to exercise your vested options, if any. If the Merger occurs prior to the termination of that 90 day period and you have not exercised your vested options, any vested options you hold with an exercise price lower than $9.15 will be converted into the right to receive a cash payment per option share equal to the difference between $9.15 and the applicable option exercise price, and any vested options you hold with an exercise price of $9.15 or higher will be canceled and extinguished without any payment. If the Merger does not occur prior to the expiration of such 90 day period, then, as currently provided in your option agreement, you must exercise your vested options prior to the expiration of the 90 day period or you will forfeit your vested options as well.

Q:	May I exercise my vested stock options prior to the effective time of the Merger?

A:	Yes, subject to the applicable provisions of the Company’s Insider Trading Policy. Employees will continue to be able to exercise their vested stock options until just before the effective time of the Merger without regard to any applicable trading window if they tender the aggregate option exercise price to the Company. However, employees wishing to exercise stock options and immediately sell the shares acquired pursuant to such exercise in a “cashless” exercise prior to the effective time of the Merger may only do so during the next trading window, which is expected to open in mid-May, two business days following the Company’s public announcement of results of operations for the Fourth Quarter of Fiscal Year 2007, and subject to the applicable provisions of the Company’s Insider Trading Policy. Only options that are vested at that time may be exercised.

Q:	Can I sell my option shares or any other shares of webMethods stock I own on the market?

A:	Yes, but only during the upcoming trading window and subject to the applicable provisions of the Company’s Insider Trading Policy.

Q:	What if I exercise my vested options prior to consummation of the tender offer?

A:	If you exercise vested options prior to the consummation of the tender offer, you may tender your shares in the offer, sell them on the market (during the upcoming trading window and subject to applicable provisions of the Company’s Insider Trading Policy), or do nothing and thereafter receive the merger consideration of $9.15 per share for the shares in the Merger, if and when the Merger occurs.

Q:	What if the Merger does not occur?

A:	If the Merger does not occur or if the Merger Agreement is terminated, then all stock options will remain in effect and continue vesting in accordance with their original terms.

Employee Stock Purchase Plan

Q:	May I enroll in the ESPP if I am not currently participating in the ESPP?

A:	No. Individuals who are not currently participating in the Employee Stock Purchase Plan may not now enroll in the ESPP.

Q:	May I increase or decrease my rate of contribution to the ESPP?

A:	Yes, if you have not done so during the current purchase period (i.e., since January 1, 2007). Current participants in the ESPP who have not modified their rate of contribution to the ESPP since January 1, 2007 may do so at any time, but may only change their rate of contribution once pursuant to the terms of the ESPP. The rate of contribution may not exceed 20% of base salary.

Q:	What will happen with respect to the current ESPP purchase period?

A:	The purchase period which commenced on January 1, 2007 will terminate on the payroll date immediately prior to the effective time of the Merger, but no later than June 30, 2007. At that time, the balance of all funds allocated to a participant’s ESPP purchase account will be applied to the purchase of shares of webMethods Common Stock at the participant’s applicable purchase price, subject to a maximum of 4,000 shares and applicable legal limitations. Shares will be credited to each participant’s respective account as with previous ESPP offerings.

Q:	Will there be any more offering periods under the ESPP?

A:	No, not if the Merger occurs. The Merger Agreement provides that, for so long as the Merger Agreement is in effect, no new offering period may commence under the ESPP.

Q:	Can I sell my ESPP shares on the market or tender my ESPP shares to Software AG?

Yes, although that is unlikely to be a practical alternative if the Merger occurs on or prior to June 30, 2007. If the Merger occurs on or prior to June 30, 2007, then your ESPP shares will be issued effective as of the last payroll date preceding the effective time of the Merger. As a practical matter, the issuance of those shares would occur just days before the effective time of the Merger, and thus it is unlikely that you would be able to tender your shares to Software AG in the tender offer (if the offer then remains open) or sell the shares on the open market (subject to the Company’s Insider Trading Policy and all applicable trading windows). Instead, the likely outcome is that following issuance, your ESPP shares would automatically convert into the right to receive the merger consideration of $9.15 per share for the shares in the Merger. Payments for your ESPP shares will be subject to all applicable employment and income tax withholding obligations.

If the Merger occurs significantly after June 30, 2007, your ESPP shares will be issued effective as of June 30, 2007 (the last day of the applicable offering period) consistent with the Company’s customary ESPP issuance practices, and you will be able to tender your shares to Software AG in the tender offer (if the offer remains open), sell the shares on the open market (subject to the Company’s Insider Trading Policy and all applicable trading windows), or do nothing and thereafter receive the merger consideration of $9.15 per share for the shares in the Merger if and when the Merger occurs. Payments for your ESPP shares will be subject to all applicable employment and income tax withholding obligations.
* * * * *
Important Information: The tender offer for the outstanding shares of common stock of webMethods has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release when they become available because they will contain important information. The tender offer statement will be filed by Software AG with the U.S. Securities Exchange Commission (“SEC”). A solicitation/recommendation statement with respect to the tender offer will be filed by webMethods with the SEC. Investors and security holders will be able to obtain a copy of these statements free of charge at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents filed with the SEC by Software AG will be available free of charge by contacting Morrow & Co., the information agent for the tender offer, toll free at (800) 662-5200 or by e-mail at tender.info@morrowco.com, and the solicitation/recommendation statement and other documents filed with the SEC by webMethods will be available free of charge by contacting webMethods Investor Relations at (703) 460-5822.